May 7, 2021

Ms. Jan Woo

Legal Branch Chief

Office of Technology

Division of Corporation Finance

Securities and Exchange Commission

Washington DC 20549

Re:	Alfadan, Inc. Offering Statement on Form 1-A Filed March 26, 2021 File No. 024-11494

Dear Ms. Woo:

We acknowledge receipt of the comments in your letter dated April 22, 2021, regarding the Offering Statement of Alfadan, Inc. (the “Company”), which we have set out below, together with our responses.

Offering Statement on Form 1-A filed March 26, 2021

Risks Related to the Company’s Securities and this Offering

The subscription agreement has a forum selection provision …. page 12

1.

Please revise your risk factor and the disclosure on page 30 to state whether the forum selection provision in your subscription agreement applies to actions arising under the Exchange Act. Furthermore, ensure that the forum selection provision in your subscription agreement states clearly whether the provision applies to actions arising under the Securities Act or Exchange Act.

The Company has revised the risk factor on page 12, the disclosure on page 30, and Section 7 on page 2 of the subscription agreement as requested.

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Plan of Distribution

Bonus Shares and Perks; Discounted Price for Certain Investors, page 27

2.	Please briefly explain who would be a member of the StartEngine OWNer’s bonus program.

The general public can become members of the StartEngine OWNers bonus program on StartEngine’s website for $275 per year. Membership will auto renew every year. A member of the program can cancel their renewal at any time. Once the individual cancels, their membership will expire on the next anniversary of their membership. With the OWNer’s Bonus, the investor will earn 10% Bonus Shares on all investments they make in participating campaigns on StartEngine. StartEngine Crowdfunding, Inc. will determine whether an investor qualifies as a StartEngine OWNer. The Company has provided a description on page 27 of the amended Form 1-A.

3.

You provide an example of how the number of bonus shares will be calculated and the effective price paid. Explain how you arrived at the numbers in your example. For example, you state that a current investor who invests $1,000 in the offering will receive an amount of bonus shares that is 20%. This is not consistent with the description of the percent of bonus shares that would be awarded in this circumstances, which would appear to be 10% as a current investor and another 5% for investing $1,000. Please advise.

We have corrected the calculation in the example on page 28.

Financial Statements

Note 8 – Subsequent Events

Subscription Receivable, page F-19

4. Tell us whether you have received the $64,633 subscription receivable that remained uncollected as of March 3, 2021. If not, explain for us why such amounts due remain unprocessed and uncollected for over four months; and tell us why it is appropriate to report these uncollected amounts as an asset. We refer you to the guidance in ASC 505-10-45-2.

Pursuant to Section 3 of the Company’s Posting Agreement with StartEngine Primary LLC (“StartEngine”), StartEngine holds back 6% of the total funds committed by investors as a deposit hold. The purpose for the deposit hold is to cover any ACH refunds or credit card chargebacks for a period of no longer than 180 days following the close of the offering. Sixty days after the close of the offering the Company will receive 75% of the funds in the deposit hold. The remaining 25% of the funds remain in the deposit hold until expiration of the 180 day period on May 4, 2021. StartEngine informed the Company that it includes this requirement as it was previously required by its Qualified Third Party, PrimeTrust.

Chargebacks are extraordinary requests which would require the investor to demonstrate to its financial institution that the investor did not actually execute the subscription agreement or complete the investment process. This is the same for the purchase of a product, in which the purchaser would have to demonstrate to the financial institution that the purchased product was never received. However, funds would only be accepted into escrow if the investor had completed the investment process and subscribed to the offering. Further, as of the close date, all investors have received their Common Stock from that offering, as recorded on the books of the Company. This is essentially equivalent to the product being received by the purchaser, removing any grounds for a chargeback. As such, it is the Company’s understanding that chargebacks are unlikely to ever occur as funds never would have been received if the investor did not subscribe, and the investor has been provided with the purchased securities.

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As discussed in Note 8 to the Company’s financial statements, the amount of funds in the deposit hold was $108,349, of which amount $43,686 was disbursed to the Company on January 16, 2021, as subscription receivables that had been pending closing with investors. This amount satisfies the criteria for inclusion in the Company’s assets in accordance with ASC 505-10-45-2 because it was received by the Company prior to the issuance of the Company’s financial statements. Of the remaining $64,633 in the deposit hold, those funds were received by StartEngine, and placed in the deposit hold prior to December 31, 2020. The Company still considers these funds to be subscriptions receivable meeting asset recognition requirements because of the extraordinary nature of the chargeback process identified above, that funds would not have been accepted had an investor not subscribed to the offering, and the funds are constructively received prior to the issuance of the financial statements and held on the Company’s behalf by StartEngine. The Company expected to receive the amount in full as of the date of the issuance of the Company's financial statements. In fact, StartEngine disbursed to the Company from the deposit hold $36,418.80 on January 29, 2021, and $10,000.00 on March 5, 2021. As of May 4, 2021, all funds in escrow have been released to the Company. We have corrected the subsequent events footnote to include that $36,419 was received on January 29, 2021.

Exhibits

5. It appears that you only filed the April 2020 amendment to your articles of incorporation as Exhibit 2.1. Please file your entire amended and restated articles of incorporation.

We have added the articles of incorporation filed October 13, 2017 as Exhibit 2.1.a.

General

6.    Please clarify the number of bonus shares you are offering. The cover page to the offering circular indicates you are offering 750,000 bonus shares, but the Plan of Distribution and subscription agreement indicate you are offering 500,000 bonus shares.

We have made the correction on page 28 and in the subscription agreement.

Thank you again for the opportunity to respond to your questions to the Offering Statement of Alfadan, Inc. If you have additional questions or comments, please contact me at andrew@crowdchecklaw.com.

Sincerely,

/s/ Andrew Stephenson

Andrew Stephenson

Partner

CrowdCheck Law LLP

cc:	Alberto Francisco Araujo Chief Executive Officer Alfadan, Inc.

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